UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: December 2008
Commission File Number: 000-50393
BELLUS Health Inc.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

December 5, 2008	BELLUS Health Inc.

	By:	/s/ David Skinner
David Skinner, Vice-President
Vice President, General Counsel and Corporate Secretary

The Material Change Report dated December 5, 2008, of BELLUS Health Inc. (the “Registrant”) submitted with this Form 6-K is hereby incorporated by reference into, and as an exhibit to, the Registrant’s registration statements on Form F-10 (SEC Reg. Nos. 333-140039 and 333-142770).

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

For further information, please contact:

Lise Hébert, Ph.D.	Tel: (450) 680-4572
Vice President, Corporate Communications	lhebert@bellushealth.com
BELLUS HEALTH IS PREPARING TO VOLUNTARILY DELIST FROM THE NASDAQ CAPITAL MARKET
BELLUS Health Receives NASDAQ Deficiency Notice Relating to Market Value
LAVAL, QUEBEC, December 5, 2008 — BELLUS Health Inc. (NASDAQ: BLUS; TSX: BLU) announces that in light of continuing significant fluctuations in world capital markets, the Company is preparing to voluntarily delist from the NASDAQ Capital Market, while continuing to maintain a full listing on the Toronto Stock Exchange (TSX:BLU). In connection with its NASDAQ listing, the Company received a Deficiency Letter dated December 1, 2008, from the NASDAQ Staff stating that, for 10 consecutive trading days, the market value of the Company’s listed securities had been below the minimum $35,000,000 requirement for continued inclusion on the NASDAQ Capital Market under Marketplace Rule 4310(c)(3)(B), and that the Company would have until December 31, 2008 to regain compliance. The Company’s listing on the Toronto Stock Exchange is not affected by the notice received from NASDAQ, nor by the decision to voluntarily delist from this U.S. exchange. The Company expects the delisting to take effect in early January 2009. The Company will continue to be subject to the filing and other obligations of the U.S. securities laws applicable to non-U.S. reporting companies during 2009.
The decision to voluntarily delist is reinforced by extreme short-term volatility in stock markets and accordingly, in the Company’s market value. Daily fluctuations in the price of BELLUS Health shares have resulted in the Company moving in and then out of compliance with NASDAQ requirements over the past weeks. In light of the recent correspondence with NASDAQ, BELLUS Health has determined that the perceived benefit of being listed on NASDAQ no longer merits the capital and human investment involved in maintaining the listing.
The Company has received confirmation from holders of at least a majority in value of the $42,085,000 aggregate principal amount of 6% convertible senior notes issued in November 2006 (the Notes) of their intention to consent to an amendment to the Trust Indenture governing the Notes, which would permit delisting from NASDAQ.
Listing of the Company’s securities on NASDAQ is a condition to drawdown under the terms of the equity line of credit facility concluded with Cityplatz Limited in August of 2006, as amended (the Credit Facility). Delisting its common stock from NASDAQ will mean that the Company will no longer be able to avail itself of funds under the Credit Facility. Based on recent trading prices and volumes, the total amount that could potentially be drawn down under the Credit Facility is approximately US$1 million on an annual basis.
About BELLUS Health
BELLUS Health is a global health company focused on the development and commercialization of products to provide innovative health solutions to address critical unmet needs.
To Contact BELLUS Health
For additional information on BELLUS Health and its drug development programs, please call the Canada and United States toll-free number 1 877 680 4500 or visit the Web Site at www.bellushealth.com.
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond BELLUS Health Inc.’s control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the BELLUS Health Group does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of BELLUS Health Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These statements speak only as of the date made and BELLUS Health Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see the Annual Information Form of BELLUS Health Inc. for further risk factors that might affect the BELLUS Health Group and its business.

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
BELLUS Health Inc. (the “Company”)
275 Armand-Frappier Blvd.
Laval, Quebec
H7V 4A7
Item 2   Date of Material Change
December 5, 2008
Item 3   News Release
A press release was disseminated by CNW Telbec on December 5, 2008 from Laval, Quebec.
Item 4   Summary of Material Change
The Company (NASDAQ: BLUS; TSX: BLU) has announced that in light of continuing significant fluctuations in world capital markets, the Company is preparing to voluntarily delist from the NASDAQ Capital Market, while continuing to maintain a full listing on the Toronto Stock Exchange (TSX:BLU). The Company also announced receipt of a Deficiency Letter dated December 1, 2008, from the NASDAQ Staff.
Item 5   Full Description of Material Change
5.1   Full Description of Material Change
The Company (NASDAQ: BLUS; TSX: BLU) has announced that in light of continuing significant fluctuations in world capital markets, the Company is preparing to voluntarily delist from the NASDAQ Capital Market, while continuing to maintain a full listing on the Toronto Stock Exchange (TSX:BLU). In connection with its NASDAQ listing, the Company received a Deficiency Letter dated December 1, 2008, from the NASDAQ Staff stating that, for 10 consecutive trading days, the market value of the Company’s listed securities had been below the minimum $35,000,000 requirement for continued inclusion on the NASDAQ Capital Market under Marketplace Rule 4310(c)(3)(B), and that the Company would have until December 31, 2008 to regain compliance. The Company’s listing on the Toronto Stock Exchange is not affected by the notice received from NASDAQ, nor by the decision to voluntarily delist from this U.S. exchange. The Company expects the delisting to take effect in early January 2009. The Company will continue to be subject to the filing and other obligations of the U.S. securities laws applicable to non-U.S. reporting companies during 2009.
The Company has received confirmation from holders of at least a majority in value of the $42,085,000 aggregate principal amount of 6% convertible senior notes issued in November 2006 (the Notes) of their intention to consent to an amendment to the Trust Indenture governing the Notes, which would permit delisting from NASDAQ.
Listing of the Company’s securities on NASDAQ is a condition to drawdown under the terms of the equity line of credit facility concluded with Cityplatz Limited in August of 2006, as amended (the Credit Facility). Delisting its common stock from NASDAQ will mean that the Company will no longer be able to avail itself of funds under the Credit Facility. Based on recent trading prices and volumes, the total amount that could potentially be drawn down under the Credit Facility is approximately US$1 million on an annual basis.
5.2 Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) of National Instrument 51-102
This report is not being filed on a confidential basis.
Item 7   Omitted Information
N/A
Item 8   Executive Officer
Dr. Lise Hébert
Vice-President, Corporate Communications
450.680.4570
Item 9   Date of Report
December 5, 2008